EXHIBIT 99.1

Hydro Firm on Plan to Acquire Spinnaker

OSLO, Norway, Nov. 1, 2005 (PRIMEZONE) -- Following comments made by Murphy Oil Corporation last week regarding the Front Runner field in the Gulf of Mexico, Norsk Hydro has consulted with Spinnaker Exploration Company and has reviewed again with Spinnaker the mid-year reserve information relating to Front Runner.

Based on such review, Hydro is not aware of any material change in the information previously made available to Hydro concerning Front Runner. Hydro expects to conclude the acquisition of Spinnaker in the fourth quarter.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2004 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Investor contact
Contact: Idar Eikrem
Telephone: +47 22533273
Cellular: +47 95028363
E-mail: Idar.Eikrem@hydro.com

Press contact
Contact: Tor Steinum
Telephone: +47 22532731
Cellular: +47 95083933
E-mail: Tor.Steinum@hydro.com

Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo
Norway
Telephone: +47 22 53 81 00
Fax: +47 22 53 27 25
www.hydro.com